CARDERO RESOURCE CORP.

(An Exploration Stage Company)

Form 51-102F1

Management’s Discussion and Analysis

For the period ended April 30, 2006

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Cardero Resource Corp. (“Cardero” or the “Company”) and compares its financial results for the quarter ended April 30, 2006 to the corresponding quarter in the previous year.  This MD&A should be read in conjunction with the Company’s unaudited financial statements for the quarter ended April 30, 2006.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.  This MD&A is made as of June 9, 2006.

This MD&A contains certain statements that may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated exploration program results and the timing thereof, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to identify one or more economic deposits on its properties, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Additional information relating to the Company can be located on the SEDAR website at www.sedar.com.

BACKGROUND

Cardero Resource Corp. is a junior resource mineral exploration company.  Its assets consist of mineral properties and cash.  The Company funds its operations through the sale of its shares or of interests in its mineral properties.  The mineral exploration business is very high risk.  Major risks applicable to the Company include:

1)

The chance of finding an economic ore body is extremely small and the vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

2)

The junior resource market, where the Company raises funds, is extremely volatile.  Even though the Company has sufficient funds on hand to meet its current requirements, there is no guarantee that it will be able to raise additional funds as it requires them.

3)

The establishment of undisputed title to mineral properties is often a time consuming and expensive process and even though the Company has diligently investigated title to all its mineral properties there is no guarantee of title.

4)

Currency fluctuations may affect the Company as its transactions are often conducted in US dollars, Mexican and Argentinean pesos and Peruvian nuevo sols.

5)

The Company’s properties are located in Mexico, Argentina and Peru and will be affected by the political stability and laws of those countries.

6)

There is no guarantee that the Company can obtain the necessary governmental permits and licenses when required.

7)

Environmental concerns and the fluctuation of metal prices, both of which are beyond the Company’s control, may significantly alter the economics of mineral deposits.

EXPLORATION ACTIVITIES

Mexico

Baja IOCG Project, Mexico

Cardero has assumed 100% control of the Baja California Norte Iron Oxide Copper Gold (IOCG) District, Mexico after Anglo American elected to exit the joint exploration partnership.

To date, only three targets have been partially drill tested, two of which contain potentially significant mineralization. As valued exploration partners over the past four years Anglo has expended in excess of US$2.5 million on grass-roots exploration within this emergent IOCG belt.  All drill holes to date contain intense IOCG alteration with associated visible copper mineralization that varies from trace amounts to potentially significant accumulations (+20 m).

Highlights of the work to date include the intersection of copper mineralization in every borehole over a 38km strike length associated with intense alteration.

Diamond drilling on the San Fernando target area has intersected multiple copper intersections up to and including (see press release of January 5, 2006 for details):

  18.0m @ 0.54% Cu
  31.0m  @ 0.96% Cu
  46.8m @  0.74% Cu
  68.5m @  0.23% Cu

Previous reconnaissance has indicated that macroscopically similar potassic alteration continues at least 2.5 km west of the westernmost borehole, SF-05 (31 m @ 0.96% Cu).  Recent mapping has confirmed the presence of weak to moderate hydrothermal biotite associated with disseminated pyrite and trace chalcopyrite mineralization over an approximate 1.3 km2 area within this potassic zone which remains untested.

At Picale; diamond drilling has intersected high-grade copper mineralization over an area of approximately 250 m2, four intercepts which average 6.35 m @ 2.7% Cu and 0.2 g/t Au (see press releases of January 5 and March 29, 2006 for details).   To date only a very minor portion of the six kilometre strike length of the manto horizon has been drill tested and copper mineralization, as presently defined, remains open to the north, west and south.

Proposed future work will consist of an additional minimum 2,000 meters of diamond drilling in 12 to 15 boreholes at Picale, geochemical sampling at the San Fernando and San Jose targets and geological mapping at the El Cuervito and Pilates targets.

Although Cardero is very encouraged by the results to date, it is important to realize that such results are only from preliminary exploration, and it is uncertain if further exploration will result in the discovery of a mineral deposit or resource within the district.

Franco Property, Mexico

Drill testing, scheduled for late September 2005, has been delayed due to unforeseen access problems with the local landholders.  The Company continues to liaise with the relevant Federal and local State authorities to resolve this issue as soon as possible.

Argentina

Huachi Project, Argentina

The Company recently acquired the Huachi copper - gold property in San Juan Province in northwestern Argentina. The 432 hectare property, consists of 72 pertenencias in 30 claim blocks, and is located in the Precordillera Range of Argentina.  The property has good access and exploration can be carried out on a year-round basis.

Previous exploration work at the Huachi property appears to have been very limited, and there are no records or evidence of any extensive modern exploration. The Company has recently completed the first-ever detailed geological mapping of the property.

The mapping indicates that copper-gold mineralization is part of a large and well developed porphyry style hydrothermal system.  The outcropping porphyry style copper mineralization is closely related to potassic alteration and is developed in two main zones.  The Main Copper Zone is mineralized over an area of 350 by 250 metres and is surrounded by an elongated pyrite halo that could potentially overly additional porphyry mineralization.  Structurally controlled zones of advanced argillic alteration related to artisanal historic gold workings are peripheral to the porphyry system and indicate exploration potential for high-sulphidation, epithermal gold targets.  The property has never been drill tested.

Cardero is presently awaiting the various permits required to upgrade the property access, to be followed additional mapping, geochemical sampling and ultimately drill testing in the fourth quarter of 2006.

Cerro Juncal Project, Argentina

Recent mapping at Cerro Juncal has demonstrated that a porphyry-style hydrothermal system underlies the area.  Hydrothermal alteration, coextensive with epizonal intrusions, has been mapped over an area of approximately 2.5 by 3 kilometres, and consists of widespread limonite, hydrothermal breccias and scattered quartz stockworks in additional to widespread clay alteration.

The hypabyssal nature of the felsic intrusions, prominence of hydrothermal breccia bodies and evidence of abundant hypogene pyrite suggests that the Cerro Juncal porphyry system is exposed at a high level of erosion, and is therefore substantially preserved.  The presence of significant ‘live limonite’, and evidence of strongly acidic supergene leaching conditions, also suggests exploration potential for a chalcocite enrichment blanket at depth.  The apparent rarity of visible surface copper is very likely the result of extensive and thorough supergene leaching.

Future work will consist of additional mapping and drill testing in the third or fourth quarter of 2006.

Cerro Atajo Project, Argentina

Diamond drill testing in 2005 failed to intersect porphyry style mineralization and the resultant geochemical samples are only weakly anomalous.  Consequently further expenditures are not warranted.

The exploration potential remaining at Cerro Atajo is for bulk mineable epithermal high sulphidation mineralization.  Certain terms pursuant to the Cerro Atajo Agreement relating to property payments and share issuances were renegotiated and the Company is presently seeking third party interest.

Olaroz/Chingolo Project, Argentina

No further exploration work is proposed for this project at this time.

Organullo Property, Argentina

Compilation of previous exploration data indicates that the property has been inadequately tested and a joint venture partner is presently being sought.

Mina Angela Property, Argentina

A joint venture partner is presently being sought to progress exploration.

Argentina SHV

Cardero recently announced the acquisition of twelve new gold properties located in the provinces of Jujuy and Catamarca in northwest Argentina.  The properties cover an aggregate area of approximately 800 square kilometres and are a combination of 100% Cardero owned (staked) ground and land being acquired through option agreements with local third parties (presently being finalized).

The discovery and acquisition of these properties is the result of an aggressive year long multidisciplinary regional exploration program targeting a Sedimentary Hosted Vein (SHV) model in the 61,000 square kilometre Ordovician Santa Victoria Basin.

SHV type deposits are capable of forming a wide range of deposit sizes from sub-million ounce up to and including world-class to giant deposits.  Premier global examples include the SHV gold deposits of Asia (Muruntau, Sukoy Log), Australia (Bendigo-Ballarat) and New Zealand (Otago Schist) and, as such, they form attractive bulk tonnage gold exploration targets.  All SHV deposits occur with a common set of characteristics that unite them as a class.  These characteristics are consistent with those observed to date in the Puna region of NW Argentina, namely, age, tectonic setting, metallongeny, alteration and style of mineralization.

The 2005/2006 regional exploration program carried out by Cardero consisted of regional scale target generation based on the structural interpretation of Landsat, regional magnetic, geologic, and geochemical datasets of the entire 61,000 km2 prospective belt.  A total of fifty-one targets areas were delineated for follow-up field work.  To date, a total of 2,220 rock samples have been collected for gold assay and the results received to date have outlined the presence of numerous gold-bearing systems within the belt.  Cardero has discovered five new gold endowed properties in addition to four historically worked properties yet to be systematically sampled.

The Incahuasi property consists of seven minas and two cateos (665 hectares) and is centered on the former Incahuasi gold mine, a significant high-grade historical Sediment Hosted Vein (SHV) type gold producer in the region.

Reconnaissance scale sampling conducted by Cardero targeted surficial quartz veins, altered sediments with quartz veinlets, and tailings from the historical workings. The average grade from a total of 108 characterization or grab samples was 4.3 g/t gold and in-situ veins returned values up to 231 g/t gold. Ten grab samples of material scattered around the former mill assayed 25.3, 19.25, 13.1, 12.65, 12.05, 9.97, 7.26, 6.63, 5.95, 2.15 g/t gold with an additional three samples assaying less than 1 g/t gold, suggesting that the head grade of the former operation was probably in the order of 5 to 10 g/t gold.

In detail, the results from the 108 characterization samples collected are as follows:

From twenty-seven samples collected from in-situ quartz veins, a single sample returned a bonanza grade of 231 g/t gold, four samples ranged from 3-10 g/t gold, eight samples ranged from 1-3 g/t gold, with the remaining fourteen samples containing 0.05-1 g/t gold. Twenty-six samples collected from altered sediments with quartz veinlets yielded grades up to 10.05 g/t gold and all samples contain detectable gold, indicating the potential for disseminated bulk tonnage gold mineralization adjacent to principle vein sets. Finally, forty-two composite samples from the approximately 75000 m3 tailings dump averaged 2.2 g/t Au and yielded results ranging from 0.26 g/t to 13.45 g/t gold, in part, confirm the high grade nature of the past producing mine.

Geologically, the Incahuasi property is characterized by multiple generations of gold-bearing quartz veins hosted within structural and hydrothermally modified sediments. The exposed system measures approximately 1.5 km by 4 km, with the most intensely altered zone centered over the main deposit area, and remains open to both the North and South. This zone is characterized by a sericite-pyrite-iron carbonate assemblage associated with intense quartz veining over a 300 meter by 1200 meter area within a faulted and sheared anticline. Preliminary mapping has revealed hydrothermal features and associated quartz veining that are no less extensive than those found over the area of the formerly producing deposit and which have not been evaluated by modern exploration techniques.

Mining activity at Incahuasi dates back to the pre-Hispanic and Jesuit periods, with modern mining techniques first used at the Incahuasi mine from 1936 to 1954. During this period the Nueva Compania Minera Incahuasi conducted a 40 tonne per day operation exploiting a series of high-grade quartz veins, reportedly ranging from 9.8 g/t to 43 g/t gold on six underground levels. High-grade gold values up to 300 g/t are reported from quartz veins within the deposit and are locally confirmed by Cardero's initial reconnaissance sampling.

Mining ceased at a depth of 130 metres in ore grade rocks, not due to a lack of gold bearing veins, but rather due to flooding which inhibited further mining efforts. Most recently, during the mid to late 1990s a junior exploration company conducted a modest reverse circulation drill program within the deposit area. Although the results of this drilling program are unknown, Cardero's preliminary property evaluation suggests that the program only tested the principal veins that have historically been mined. Based on the drill pad locations, it appears that this initial drill program did not test the northern and southern extensions of the deposit, nor the potential for disseminated bulk tonnage gold mineralization along the flanks.

Dr. Paul Klipfel, a recognized authority on SHV deposits, has visited the project area for a total of three weeks on two separate occasions.  Dr. Klipfel concurs that all the necessary criteria are present for the discovery of an SHV deposit or deposits within the Ordovician Santa Victoria Group fold and thrust belt.

Cardero plans to systematically explore the Incahuasi property through a phased program of detailed structural and alteration mapping, trenching, and geochemical sampling. Contingent on favourable results, an initial drill program will then evaluate the continuity of the known high-grade gold deposit along strike and at depth as well as the potential for disseminated bulk tonnage gold mineralization. Detailed structural mapping is presently in progress and will be followed by systematic trenching and associated geochemical sampling in the third quarter of 2006.

Following completion of the relevant option agreements, the twelve SHV properties identified to date will be systematically explored through via structural and alteration mapping, trenching, and geochemical sampling and, contingent on the results from phase one, a second phase consisting of drill testing in late 2006/early 2007.

Peru

Marcona Iron Oxide Copper-Gold (IOCG) District, Peru (Carbonera, Daniella and Pampa de Pongo properties)

In order to concentrate on its Iron Sands project (details below) the Company optioned the hard rock potential of its Marcona IOCG District, that is, the Carbonera, Daniella and Iron Sands properties to Peregrine Diamonds Peru S.A.C.

The option agreement governs all hard rock potential other than the rights to the unconsolidated and semi-consolidated sands and all minerals therein in the respective areas.  Under terms of the agreement Peregrine may earn a 70% interest by incurring aggregate expenditures of US$3,000,000 by November 18, 2009.  Peregrine plans an initial drill test in the Carbonera area in early June 2006.

Pampa de Pongo

The Company is presently designing a suitable strategy to advance the project.  No additional work is scheduled in the near-future.

Iron Sands

The Company acquired through staking a 32,000-hectare (320 km²) iron (magnetite) sand property near the city of Nazca in the desert coastal region of southern Peru.  Geographically the property forms part of, and is adjacent to the Company’s properties in the Marcona IOCG district (Carbonera, Daniella).

Cardero’s near term strategy for the Iron Sands Project is to highlight a logistically easily accessible area containing sufficient magnetite (iron oxide) bearing sands to support a 20 to 30 year integrated mining operation.  Following this strategy, Cardero has focused its initial exploration work on the highest-grade area of the Pampa El Toro target, with additional magnetite-bearing areas within the Company’s large claim block to be examined in due course.

Previous coarsely spaced reconnaissance surface sampling on a staggered 1000 x 500 m grid of the Pampa El Toro defined an aggregate area of approximately 15 square kilometres (km2) containing 5 percent by weight (wt. %) or greater magnetic mineral concentration.  In detail, the magnetite bearing areas may be subdivided into two areas, referred to as the Toro West and Toro South-East respectively.

The infill sampling targeted the larger Toro West area on a 250 x 250m grid for a total of 327 samples.  The more detailed sampling has increased the magnetic concentrate content of the 11 km2 area from 5 wt% to 6.3 wt%.  Within this area resides a higher grade core of approximately 5.5 km2 containing an average of 9.2 wt% magnetic concentrate.  The area remains partially open to the south and northeast, and additional sampling, scheduled to occur in conjunction with the Toro East infill program is expected to further increase this area.  Quality Control/Quality Analysis of within pit and field duplicates illustrates a high degree of sample homogeneity throughout the infill areas.

An approximately 4,500 m, seventy-four hole definition drill campaign commenced in mid-May and is scheduled to be completed in July. The definition drill program will focus on the Toro West area within which resides a series of higher-grade core areas (at least 7.5 wt% magnetic minerals), individually up to about 2.7 km2 in size, which cover in total approximately 5.3 km2.  These higher-grade areas contain an average of 9.2 wt% magnetic minerals at surface, with average results from individual zones in the range 8.4 to 9.8 wt% magnetic minerals.  Iron grades from the initial coarse reconnaissance sampling within this zone ranged from approximately 52% to 61% iron.  The area remains partially open to the south and northeast and, additional surface sand sampling, scheduled to occur in conjunction with the recently-begun Toro East infill program, is anticipated to further increase this area.

Following advice from SRK Consulting, a leading global mining and geoscientist consulting firm, the seventy-four borehole program will systematically percussion drill-test an approximately 6.5 km2 area of Toro West using a combination of 500 and 250 meter drill centres.  Of this, an approximately 2.5 km2 area will be tested using 250 metre drill centres.  It is anticipated that the drilling program will take approximately 6 to 8 weeks to complete.  Borehole sand samples will be processed at Cardero’s on-site magnetic separation laboratory and the resultant magnetic concentrates will then be shipped to ACME Laboratories Vancouver for analysis of total iron, titanium, vanadium and related elements.

SRK Consulting has been retained to provide ongoing advice and to complete a 43-101 compliant mineral resource estimate utilizing the data from the drill program.

In tandem with the above work program additional metallurgical testing will examine the possibility of increasing the iron grade of the magnetic concentrates.  Contingent on SRK’s findings, the resultant magnetite concentrate will be used to commission a full Midrex FASTMELT® Pilot Plant study.  The resultant slag from this pilot test will then be utilized for titanium and vanadium beneficiation studies.

Katanga, Peru

Following additional field work non-core claims were returned to the vendor.  Consequently a rapid, low cost, 14 - 18 line km walking magnetic survey was designed to screen the various outcropping magnetic bodies zones for undercover extensions. It is anticipated that 3D modelling of the resultant dataset will enable more accurate assessment of the depth potential of the systems pending further work.

OVERALL PERFORMANCE

The Company does not have any new material information to report since the annual management discussion and analysis was released.  Updates on exploration activities are discussed under “Highlights” and updates on funding are discussed under “Liquidity and Capital Resources”.

Results of Operations

	Three months ended April 30		Six months ended April 30
	2006	2005	2006	2005
Net loss	$ 1,113,123	$ 1,986,307	$ 2,064,902	$ 3,475,924
Interest income	103,878	128,207	197,665	188,876
General and administrative costs	783,945	936,697	1,439,201	1,940,625
Stock-based compensation	26,610	211,250	413,166	762,250
Write-down of resource properties	399,854	966,567	399,854	972,167

Three months ended April 30, 2006 compared to three months ended April 30, 2005

In the quarter ended April 30, 2006 the Company had a net loss of $1,113,123 or $0.03 per share as compared to a net loss of $1,986,307 or $0.05 per share for the quarter ended April 30, 2005.  The following discussion explains the variations in the key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the company.  Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding.

The Company’s interest income decreased from $128,207 in the 2005 quarter to $103,878 in 2006. This was because the Company had higher cash balances in 2005. Surplus cash is invested in banker’s acceptance and term deposits that yield approximately 2.4% per annum, a slightly higher rate than in 2005.

The Company’s general and administrative costs were substantially lower in 2006, $783,945 as compared to $936,697. Costs were up in most categories. The major decrease was in property evaluations.  The Company was actively looking for new properties and incurred substantial geological consulting and travel costs in 2005.  There was a significant decrease in corporate promotion costs, and to disseminate information regarding the Company as widely as possible, from $360,116 in 2005 to $172,942 in the current period, due primarily to lower travel for those purposes. The Company’s philosophy is to keep a high profile for the investing public. The Company has a full time, in-house investor relations manager as well as several investor relations contracts with outside consultants. The Company has benefited substantially from these activities in the past and it continues to benefit through the exercise of options and warrants.

Professional fees were down in the quarter, in large part due to legal costs.  The majority of these costs relate to the lawsuit commenced against the Company and others in May 2004 (see “Material Proceedings”).  The increasing acquisition and exploration activity by the Company has required an increase in staff, and the Company now has four full time employees, which accounts for the increase in salary and benefit costs.  Office and miscellaneous costs were negative for the comparable 2005 quarter, as there was a one time correction to the Company’s prepaid office rent account.

Consulting fees of $122,133 in the 2006 quarter result primarily from the Company’s Latin American mineral property activities (see note 7 to the unaudited financial statements) and Board advisory services that commenced after the 2005 comparative quarter. Insurance cost is a new category in 2006 and relates to the Company’s D & O coverage that was not in effect during the comparable 2005 period.

Stock based compensation is a non cash item that attempts to put a dollar value on the benefit being given on the vesting of stock options.  The number is determined by the “fair value method”, which is based on statistical models, taking into account the volatility of the stock, the risk free interest rate and the weighted average life of the options.  Where the market is highly volatile and not perfectly liquid, the results may not be very meaningful.  In the quarter 15,625 options vested, resulting in a stock based compensation charge of $26,610 (2005 – 150,000 options, $211,250 expense).

The Company writes off its resource property costs at such time as it either abandons the property or determines that there has been a permanent impairment in its value.  In the quarter write offs were $399,854 relating to the Ludavina, Mexico and Katanga, Peru properties. The 2005 quarter was $966,567 being the Company’s costs at La Zorra, Mexico which was returned to the property vendor.

Six months ended April 30, 2006 compared to six months ended April 30, 2005

In the period ended April 30, 2006 the Company had a net loss of $2,064,902 or $0.05 per share as compared to a net loss of $3,475,924 or $0.09 per share for the period ended April 30, 2005.  The following discussion explains the variations in the key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the company.  Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding.

The Company’s interest income increased from $188,876 in the 2005 quarter to $197,665 in 2006. While the Company had lower overall cash balances in 2006, we attracted a slightly higher interest rate than in 2005. Surplus cash is invested in banker’s acceptance and term deposits that yield approximately 2.4% per annum.

The Company’s general and administrative costs were substantially lower in the 2006 quarter primarily as a result of lower investor relations expense compared to 2005. The 2005 figure of $909,587 included a one-time US$200,000 promotion expenditure that was not repeated in 2006, together with a greater amount of related travel cost than was incurred in the current period. The Company continues to maintain its philosophy of keeping a high profile for the investing public and to disseminate information regarding the Company as widely as possible. The Company has a full time, in-house investor relations manager as well as several investor relations contracts with outside consultants. The Company has benefited substantially from these activities in the past and it continues to benefit through the exercise of options and warrants.

Consulting fees of $224,147 in the 2006 period result primarily from the Company’s Latin American mineral property activities (see note 7 to the unaudited financial statements) and Board advisory services that commenced after the 2005 comparative quarter. Professional fees were also lower due to the timing of costs relating to the lawsuit commenced against the Company and others in May 2004 (see “Material Proceedings”).  The increasing acquisition and exploration activity by the Company has required an increase in staff, and the Company now has four full time employees, which accounts for the increase in salary and benefit costs. Insurance cost is a new category in 2006 and relates to the Company’s D & O coverage that was not in effect during the comparable 2005 period.

Stock based compensation is a non cash item that attempts to put a dollar value on the benefit being given on the vesting of stock options.  The number is determined by the “fair value method”, which is based on statistical models, taking into account the volatility of the stock, the risk free interest rate and the weighted average life of the options.  Where the market is highly volatile and not perfectly liquid, the results may not be very meaningful.  In the period 240,625 options vested, resulting in a stock based compensation charge of $413,166 (2005 – 525,000 options, $762,250 expense).

The Company writes off its resource property costs at such time as it either abandons the property or determines that there has been a permanent impairment in its value.  During the period ended April 30, 2006, the Company wrote down the value of two properties for a total amount of $399,854. Write offs for the comparable period in 2005 were $972,167.

Summary of Quarterly Results

The table below sets out the quarterly results, expressed in Canadian dollars, unless otherwise indicated, for the past eight quarters:

Fiscal 2006

	First Quarter	Second Quarter
Total revenue	$ 93,787	103,878
Net income (loss)	(951,779)	(1,113,123)
Net income (loss) per share	(0.02)	(0.03)

Fiscal 2005

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 60,669	128,207	95,604	91,809
Net income (loss)	(1,489,617)	(1,986,307)	(1,607,002)	(1,379,964)
Net income (loss) per share	(0.04)	(0.05)	(0.04)	(0.03)

Fiscal 2004

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 51,284	61,144	76,241	96,189
Net income (loss)	(1,125,061)	(642,308)	(2,120,197)	(5,435,436)
Net income (loss) per share	(0.04)	(0.02)	(0.06)	(0.14)

Notes:

1)

The total revenue consists of interest income.

1)

There were no discontinued operations or extraordinary items in the periods under review.

2)

The basic and diluted income (loss) per share numbers were the same in each of the periods under review.

Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options (see “Results of Operations”).

LIQUIDITY AND CAPITAL RESOURCES

In the period the Company raised $2,596,775 from the exercise of stock options.

At April 30, 2006 the Company had 49.3 million shares outstanding, 2.8 million stock options outstanding with a weighted average exercise price of $2.94 and no warrants outstanding.  At April 30, 2006 the Company had $12.7 million in cash and cash equivalents and working capital of $13.4 million.

In the period the Company spent $3.4 million on property acquisitions and exploration and $1.6 million on administration.  This level of expenditure can be expected to increase as the Company grows.

The Company has sufficient funds to take it through the next year.  However, if the Company substantially increases its expenditure levels on property acquisitions or exploration activities, additional funding may be required within that time frame.  There can be no certainty that any such additional funding as may be required can be obtained, although the Company has historically been able to raise any required capital in the equity markets.

OFF BALANCE-SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended April 30, 2006 and 2005, the Company incurred the following expenses paid to directors of the Company or companies with common directors:

	2006	2005
Professional fees	$ 92,971	$ 82,518
Consulting fees	99,490	-
Fees charged to investment in and
expenditures on resource properties	-	2,612
	$ 192,461	$ 85,130

At April 30, 2006 there was $40,799 (2005 - $Nil) included in accounts payable and accrued liabilities owing to related parties. Professional fees include $92,971 (2005 - $181,049) paid to a law firm of which a director is a partner.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

None during the quarter under review.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, receivables, investments and payables.

The Company’s cash and cash and term deposit equivalents of $12.7 million consists of cash on hand of $2.7 million and banker’s acceptance and term deposits of $10 million. The bankers’ acceptance and term deposits yield approximately 2.4% per annum.

Receivables and payables of $796,774 and $443,921 respectively are normal course business items that are usually settled within thirty days.

The Company has assessed the risk associated with these resources as nominal as the funds are placed with Canadian chartered banks.

MATERIAL PROCEEDINGS

On May 20, 2004 Western Telluric Resources Inc. (“Western Telluric”) and Minera Olympic, S. de R.L. de C.V. (“Minera”) (collectively, the “Plaintiffs”) commenced an action (the “Action”) in the British Columbia Supreme Court (Vancouver Registry, No. S042795) against the Company and James Dawson, Murray McClaren and their respective companies, Dawson Geological Consultants Ltd. and 529197 B.C. Ltd. (carrying on business as Crockite Resources).

No material changes have occurred with respect to the Action during the period covered by this MD&A.  However, the Company’s application to have the Plaintiffs post security for costs in the amount of $115,000 was granted by the Court on March 10, 2005.  Accordingly, until such time as the Plaintiffs post acceptable security in this regard, the Action is stayed as against the Company.  The Company anticipates that the Plaintiffs will post the required security.

The Company is not currently in a position to quantify the potential exposure to the Company arising from the Action or the potential recovery that may be had pursuant to the Company's counterclaim.  No specific amounts are claimed in either the Statement of Claim or the Counterclaim.  The Plaintiffs have not delivered any evidence with respect to quantum.  In addition, the size of any damage award against the Company would be affected by results of work on the subject mineral properties between now and trial.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

A reconciliation is included in the unaudited financial statements at April 30, 2006 as Note 11.  There have been no changes in GAAP since the annual management discussion and analysis.